Sheppard, Mullin, Richter & Hampton LLP 30 Rockefeller Plaza New York, New York 10112-0015 212.653.8700 main 212.653.8701 fax www.sheppardmullin.com

January 30, 2023

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Attn:	Scott Stringer
Joel Parker
Brian Fetterolf
Erin Jaskot

Re:	Syra Health Corp.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted December 14, 2022
CIK No. 0001922335

Dear Ladies and Gentlemen:

This letter sets forth the responses of Syra Health Corp., a Delaware corporation (the “Company”), to the comments received from the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on January 5, 2023 concerning Amendment No. 1 to the Company’s Draft Registration Statement on Form S-1 submitted to the Commission on December 14, 2022 (the “Registration Statement”).

For the convenience of the Staff, each comment from the Comment Letter corresponds to the numbered paragraphs in this letter and is restated prior to the response to such comment.

Amendment No. 1 to Draft Registration Statement on Form S-1 submitted December 14, 2022

Cover Page

1. We note your response to comment 1, as well as your revised disclosure that “such Class B holders shall continue to have voting control until they hold under % of the voting power of our outstanding capital stock.” Please revise to disclose the number of Class B shares, and the percentage of your total common stock outstanding represented by such shares, that the Class B holders need to hold to continue to control general corporate matters. Please make conforming changes to your Selling Stockholder Prospectus cover page and also include similar disclosure in your risk factor on page 21. Additionally, in such risk factor, please disclose the total percentage of voting power that such Class B holders will hold following the offering, as you only disclose there the anticipated percentage of Class B common stock and total outstanding stock held after the offering.

RESPONSE:	The Registration Statement has been revised to address this comment.

2. We note your response to comment 18. Please revise the IPO Prospectus cover page to state that the offering is contingent on the listing of your Class A common stock on Nasdaq, if true, as your disclosure on page 73 states that “we will not complete this offering unless we are so listed.”

RESPONSE:	The Registration Statement has been revised to indicate that the Company will not proceed with the offering if its application is not approved for listing on The Nasdaq Capital Market.

3. We note your revised disclosure on the Selling Stockholder Prospectus cover page that “[t]he selling stockholders will not make any sales of their shares until such time as our shares are listed on a national securities exchange,” thereby indicating that sales in the resale offering will not take place until after the completion of your initial public offering and your listing. Please reconcile this with your disclosure on the IPO Prospectus cover page that “[s]ales of the shares of our Class A common stock registered in this prospectus and the Selling Stockholder Prospectus may result in two offerings taking place concurrently . . . ,” and make conforming changes as appropriate.

RESPONSE:	The Registration Statement has been revised to indicate that the selling stockholders must sell their shares at a fixed price until such time as the Company’s shares are listed on a national securities exchange.

Prospectus Summary, page 1

4. We note your response to comment 12. Please prominently disclose here and at the beginning of the Business section that the Indiana Family and Social Services Administration “accounted for approximately 98% of revenues and 86% of accounts receivable at December 31, 2021,” as you disclose on page 19.

RESPONSE:	The Registration Statement has been revised to disclose the revenues and accounts receivable attributable to the Indiana Family and Social Services Administration.

General

5. We note your disclosure on the Selling Stockholders Prospectus cover page that the selling stockholders will sell their shares “at market prices prevailing at the time of sale or at negotiated prices.” In connection therewith, please include a placeholder for the date of effectiveness of the IPO prospectus, as well as the IPO price, and confirm that you will include such information in the Rule 424(b) prospectus filed in connection with this resale offering. Refer to Instruction 2 to Item 501(b)(3) of Regulation S-K.

RESPONSE:	The Registration Statement has been revised to include a placeholder for the date of effectiveness of the IPO prospectus, as well as the IPO price, and the Company confirms that it will include such information in the Rule 424(b) prospectus filed in connection with this resale offering.

If you have any questions relating to any of the foregoing, please contact Jeffrey Fessler of Sheppard, Mullin, Richter & Hampton LLP at (212) 634-3067.

Sincerely,

Syra Health Corp.

/s/ Deepika Vuppalanchi
By:	Deepika Vuppalanchi
Title:	Chief Executive Officer